UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Torchlight Energy Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

89102U103

(CUSIP Number)

April 23, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS Anthion Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,722,506
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,722,506
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,722,506
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 69,129,286 shares of common stock outstanding immediately after the public offering and the exercise of the over-allotment option as of April 23, 2018, as disclosed in the Issuer’s Form 424B5 Prospectus Supplement filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2018.

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS Anthion Partners II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,722,506
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,722,506
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,722,506
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 69,129,286 shares of common stock outstanding immediately after the public offering and the exercise of the over-allotment option as of April 23, 2018, as disclosed in the Issuer’s Form 424B5 Prospectus Supplement filed with the SEC on April 19, 2018.

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS David Moradi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,126,818
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,126,818
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,126,818
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 69,129,286 shares of common stock outstanding immediately after the public offering and the exercise of the over-allotment option as of April 23, 2018, as disclosed in the Issuer’s Form 424B5 Prospectus Supplement filed with the SEC on April 19, 2018.

Schedule 13G

This Schedule 13G is being filed on behalf of Anthion Management, LLC, a Delaware limited liability company (“Anthion Management”), Anthion Partners II LLC, a Delaware limited liability company (“Anthion Partners”), and David Moradi (together with Anthion Management and Anthion Partners, collectively, the “Reporting Persons”), relating to Common Stock, $0.001 par value (“Common Stock”), of Torchlight Energy Resources, Inc., a Nevada corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Anthion Management and Mr. Moradi indirectly through Anthion Partners and by Mr. Moradi directly in his personal accounts. Anthion Management serves as the manager and controlling person of Anthion Partners and, as a result, has sole power to direct the vote and disposition of those shares of Common Stock of the Issuer held by Anthion Partners. Mr. Moradi serves as the managing member and controlling person of Anthion Management and, as a result, also has sole power to direct the vote and disposition of those shares of Common Stock of the Issuer held by Anthion Partners. Anthion Management, as beneficial owner of the shares of Common Stock held indirectly by Anthion Partners, may direct the vote and disposition of 2,722,506 shares of Common Stock. Anthion Partners holds 2,722,506 shares of Common Stock and may direct the vote and disposition of those shares. Mr. Moradi, as beneficial owner of the shares of Common Stock held directly in his personal accounts and indirectly by Anthion Partners, may direct the vote and disposition of 4,126,818 shares of Common Stock.

Item 1 (a).	Name of Issuer:

Torchlight Energy Resources, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

5700 W. Plano Parkway, Suite 3600

Plano, Texas 75093

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons:

(i)	Anthion Management, LLC, a Delaware limited liability company;

(ii)	Anthion Partners II LLC, a Delaware limited liability company; and

(iii)	David Moradi.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

1333 2nd Street, 3rd Floor

Santa Monica, California 90401

Item 2 (c).	Citizenship:

Anthion Management – Delaware

Anthion Partners – Delaware

David Moradi – United States of America

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2 (e).	CUSIP Number:

89102U103

Item 3.	Not applicable.

Item 4.	Ownership.

For Anthion Management:

(a)	Amount beneficially owned: 2,722,506 shares of Common Stock

(b)	Percent of class: 3.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,722,506

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,722,506

(iv)	Shared power to dispose or to direct the disposition of: 0

For Anthion Partners:

(a)	Amount beneficially owned: 2,722,506 shares of Common Stock

(b)	Percent of class: 3.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,722,506

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,722,506

(iv)	Shared power to dispose or to direct the disposition of: 0

For David Moradi:

(a)	Amount beneficially owned: 4,126,818 shares of Common Stock

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,126,818

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,126,818

(iv)	Shared power to dispose or to direct the disposition of: 0

The percentages of beneficial ownership of Common Stock above are based on 69,129,286 shares of common stock outstanding immediately after the public offering and the exercise of the over-allotment option as of April 23, 2018, as disclosed in the Issuer’s Form 424B5 Prospectus Supplement filed with the SEC on April 19, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a group.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2018

ANTHION MANAGEMENT, LLC

/s/ David Moradi
By: David Moradi
Title: Managing Member

ANTHION PARTNERS II LLC

By: Anthion Management, LLC, its manager

/s/ David Moradi
By: David Moradi
Title: Managing Member

DAVID MORADI

/s/ David Moradi
David Moradi

EXHIBIT INDEX

Exhibit 1

Joint Filing Agreement, dated as of April 25, 2018, by and among Anthion Management, LLC, Anthion Partners II LL

C and David Moradi, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.